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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                UTEK Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    91759P106
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                                 (CUSIP Number)

                            Clifford M. Gross, Ph.D.
                            202 South Wheeler Street
                              Plant City, FL 33566
                                 (813) 754-4330
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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
CUSIP No. 91759P106                                                                               Page 2 of 7
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

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Clifford M. Gross, Ph.D.

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               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  ...................................................................................[X]

                  (b)  ...................................................................................[ ]

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               3. SEC Use Only  ..........................................................................

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               4. Source of Funds (See Instructions)......................................................OO, PF

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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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               6. Citizenship or Place of Organization ....................................................U.S.

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                    7. Sole Voting Power ................................................................25,000
Number of
Shares             ---------------------------------------------------------------------------------------------------
Beneficially
Owned by            8. Shared Voting Power............................................................1,947,254
Each
Reporting          ---------------------------------------------------------------------------------------------------
Person With
                    9. Sole Dispositive Power............................................................25,000

                   ---------------------------------------------------------------------------------------------------

                   10. Shared Dispositive Power.......................................................1,947,254

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              11. Aggregate Amount Beneficially Owned by Each Reporting Person .......................1,972,254

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              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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              13. Percent of Class Represented by Amount in Row (11)......................................51.8%

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              14. Type of Reporting Person (See Instructions) ...............................................IN

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

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
CUSIP No. 91759P106                                                                               Page 3 of 7
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

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Elissa-Beth Gross

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               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  ......................................................................................[X]

                  (b)  ......................................................................................[ ]

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               3. SEC Use Only........................................................................................

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               4. Source of Funds (See Instructions)......................................................OO, PF

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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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               6. Citizenship or Place of Organization .....................................................U.S.

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                    7. Sole Voting Power ......................................................................0
Number of
Shares             ---------------------------------------------------------------------------------------------------
Beneficially
Owned by            8. Shared Voting Power.............................................................1,947,254
Each
Reporting          ---------------------------------------------------------------------------------------------------
Person With
                    9. Sole Dispositive Power..................................................................0

                   ---------------------------------------------------------------------------------------------------

                   10. Shared Dispositive Power........................................................1,947,254

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              11. Aggregate Amount Beneficially Owned by Each Reporting Person ........................1,947,254

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              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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              13. Percent of Class Represented by Amount in Row (11).......................................51.5%

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              14. Type of Reporting Person (See Instructions) ................................................IN

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

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CUSIP No. 91759P106                                                  Page 4 of 7


ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value, $.01 per share of UTEK Corporation ("UTEK"), a Delaware corporation with its principal offices located at 202 South Wheeler Street, Plant City, Florida 33566.

ITEM 2.  IDENTITY AND BACKGROUND.

1.      (a)    Name:                 Clifford M. Gross, Ph.D.

        (b)    Business Address:     UTEK Corporation
                                     202 South Wheeler Street
                                     Plant City, Florida  33566

        (c)    Occupation:           Chief Executive Officer, UTEK Corporation

        (d)-(e) During the past five years, Dr. Gross has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Dr. Gross is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Dr. Gross is a U.S. citizen.

2.      (a)    Name:                 Elissa-Beth Gross

        (b)    Business Address:     c/o UTEK Corporation
                                     202 South Wheeler Street
                                     Plant City, Florida  33566

        (c)    Occupation:           Homemaker

        (d)-(e)During the past five years, Ms. Gross has not been convicted in a criminal proceeding nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Ms. Gross is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Ms. Gross is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Dr. and Ms. Gross acquired 1,937,254 of their shares of UTEK Corporation because of Mr. Gross' role as a founder of the company. Dr. and Ms. Gross made an initial contribution of $28,506 in August of 1998 in exchange for their shares. On October 25, 2000, UTEK Corporation initiated a public offering, and as a result, Dr. and Ms. Gross became the beneficial


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CUSIP No. 91759P106                                                  Page 5 of 7


owners of more than 5% of the outstanding stock of a public company. In connection with the public offering, Dr. Gross purchased jointly with his wife as custodians for their two minor children under the Uniform Gifts to Minors Act, an additional 10,000 shares of common stock for $6.00 per share, or $60,000 in the aggregate, with personal funds. Also on October 25, 2000, Dr. Gross was granted 100,000 options to purchase shares of UTEK stock, of which 25,000 are currently vested.

ITEM 4.  PURPOSE OF TRANSACTION.

        Dr. Gross and Ms. Gross acquired their securities as a result of Dr. Gross' position as a founder of the company and as custodians for their two minor children. He continues to serve the company as Chief Executive Officer. The initial public offering was undertaken to raise additional working capital for the company.

        (a)    Not applicable.

        (b)    Not applicable.

        (c)    Not applicable.

        (d)    Not applicable.

        (e)    Not applicable.

        (f)    Not applicable.

        (g)    Not applicable.

        (h)    Not applicable.

        (i)    Not applicable.

        (j)    Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) Dr. Gross has beneficial ownership over 1,972,254 shares, or 51.8%, of UTEK stock. Ms. Gross has beneficial ownership over 1, 947,254 shares, or 51.5%, of UTEK stock.

        (b) Dr. Gross shares voting and disposition power of 1,947,254 shares, or 51.5%, of the issued and outstanding shares of UTEK with his wife, Elissa-Beth Gross. Dr. and Ms. Gross hold 10,000 of those shares as custodians for their two minor children under the Uniform Gifts to Minors Act. Dr. Gross has sole voting and disposition power over options to purchase 25,000 shares of UTEK stock that were granted on October 25, 2000.


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CUSIP No. 91759P106                                                  Page 6 of 7


        (c) Dr. and Ms. Gross purchased 10,000 shares of UTEK in the public offering which they hold as custodians for their two minor children under the Uniform Gifts to Minors Act.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.



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CUSIP No. 91759P106                                                  Page 7 of 7


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2001                 /s/ Clifford M. Gross
                                      ------------------------------------
                                      Clifford M. Gross, Ph.D.


                                        /s/ Elissa-Beth Gross
                                      ------------------------------------
                                      Elissa-Beth Gross